Exhibit 21.1

ADVANCE DISPLAY TECHNOLOGIES, INC.
SUBSIDIARIES

Listed below is the only subsidiary of the Company and the jurisdiction under which such subsidiary is organized.  The subsidiary does business only under the name indicated.  The Company owns 100% of the voting securities of such subsidiary.

Name of Subsidiary	Jurisdiction of Organization
ADTI Media, Inc.	Colorado